SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stronghold Digital Mining, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

86337R103
(CUSIP Number)

Gregory A. Beard
Stronghold Digital Mining, Inc.
595 Madison Avenue, 28th Floor
New York, New York 10022
(845) 579-5992
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 21, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86337R103
1	NAMES OF REPORTING PERSONS
Q Power LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
26,072,000 (1)(2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
26,072,000 (1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,072,000 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
33.3% (3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)  As of April 28, 2023, consists of 14,400 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”) and 26,057,600 shares of Class V common stock, par value $0.0001 per share (“Class V Common Stock”), of Stronghold Digital Mining, Inc., a Delaware corporation (the “Issuer”). Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because Q Power LLC (“Q Power”) directly owns 26,057,600 shares of Class V Common Stock of the Issuer and 26,057,600 common units (“LLC Units”) in Stronghold Digital Mining Holdings, LLC (“Stronghold LLC”), which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Fifth Amended and Restated Limited Liability Company Agreement of Stronghold LLC (the “Stronghold LLC Agreement”), newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 26,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.

(2)  These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.

(3)  The percentage set forth in Row 11 of this Cover Page is based on 52,277,750 shares of Class A Common Stock outstanding as of April 28, 2023 and 26,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), as reported by the Issuer.

Page 2 of 8 Pages

CUSIP No. 86337R103
1	NAMES OF REPORTING PERSONS
Gregory A. Beard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO; PF (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,588,916 (1)

	8	SHARED VOTING POWER
26,072,000 (2)(3)

	9	SOLE DISPOSITIVE POWER
2,588,916 (1)

	10	SHARED DISPOSITIVE POWER
26,072,000 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
28,660,916

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
36.0% (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)   As of April 28, 2023, consists of (i) 1,986,507 shares of Class A Common Stock of the Issuer held directly by Gregory A. Beard (including the 1,000,000 shares of Class A Common Stock issued on April 20, 2023 in the April 2023 Private Placement (as defined below)), and (ii) 602,409 shares of Class A Common Stock issuable upon the exercise of warrants issued on September 19, 2022 (as subsequently amended on April 21, 2023) as part of a previously disclosed private placement.

(2)   Consists of 14,400 shares of Class A Common Stock and 26,057,600 shares of Class V Common Stock of the Issuer held by Q Power. Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because Gregory A. Beard may be deemed to beneficially own 14,400 shares of Class A Common Stock, 26,057,600 shares of Class V Common Stock and 26,057,600 LLC Units, which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 26,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.

(3)  These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.

(4)   The percentage set forth in Row 11 of this Cover Page is based on 52,277,750 shares of Class A Common Stock outstanding as of April 28, 2023 and 26,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), as reported by the Issuer, and 602,409 shares of Class A Common Stock issuable upon the exercise of warrants issued on September 19, 2022.

Page 3 of 8 Pages

CUSIP No. 86337R103
1	NAMES OF REPORTING PERSONS
William B. Spence

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
3,270,431 (1)

	8	SHARED VOTING POWER
26,072,000 (2)(3)

	9	SOLE DISPOSITIVE POWER
3,270,431 (1)

	10	SHARED DISPOSITIVE POWER
26,072,000 (2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
29,342,431

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
37.1 (4)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)  As of April 28, 2023, consists of 3,127,951 shares of Class A Common Stock of the Issuer held directly by William B. Spence.

(2)  Consists of 14,400 shares of Class A Common Stock and 26,057,600 shares of Class V Common Stock of the Issuer held by Q Power. Beneficial ownership of the Class V Common Stock of the Issuer referred to herein is being reported hereunder solely because William B. Spence may be deemed to beneficially own 14,400 shares of Class A Common Stock, 26,057,600 shares of Class V Common Stock and 26,057,600 LLC Units, which each LLC Unit may be coupled with a share of Class V Common Stock and redeemed for, at the Issuer’s election and subject to certain restrictions in the Stronghold LLC Agreement, newly issued shares of Class A Common Stock of the Issuer on a one-for-one basis or for a cash payment to be determined pursuant to the Stronghold LLC Agreement for each LLC Unit redeemed. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any of the securities referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Assumes all 26,057,600 shares of Class V Common Stock held directly by Q Power are redeemed for shares of Class A Common Stock.

(3)  These securities are held directly by Q Power. Gregory A. Beard and William B. Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any.

(4)  The percentage set forth in Row 11 of this Cover Page is based on 52,277,750 shares of Class A Common Stock outstanding as of April 28, 2023 and 26,057,600 shares of Class V Common Stock redeemable for shares of Class A Common Stock (as described above), as reported by the Issuer.

Page 4 of 8 Pages

CUSIP No. 86337R103
AMENDMENT NO. 1 TO SCHEDULE 13D

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D (the “Schedule 13D”) filed on September 19, 2022. The Filing Parties (as defined in Item 2 below) previously filed a Schedule 13G on February 14, 2022 pursuant to Rule 13d-1(d) of the Act. Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not otherwise defined herein shall have the respective meanings previously ascribed to them in the Schedule 13D.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and supplemented as following:

(c)         The principal business of Q Power is to hold investments. Messrs. Beard and Spence serve as the Managing Members of Q Power and possess all voting and investment power over the shares of common stock held by Q Power. As a result, Messrs. Beard and Spence may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Q Power. Each of Messrs. Beard and Spence disclaims beneficial ownership of the securities owned by Q Power except to the extent of his pecuniary interest therein, if any. In addition, Mr. Beard is the Chief Executive Officer and Chairman of the Issuer, and Mr. Spence is retired. The Issuer is a vertically integrated crypto asset mining company currently focused on mining Bitcoin, and its principal executive offices are located at 595 Madison Avenue, 28th Floor, New York, New York 10022.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented to include the following:

April 2023 Private Placement

On April 20, 2023, Mr. Beard entered into an agreement to purchase 1,000,000 shares of Class A Common Stock and warrants to purchase 1,000,000 shares of Class A Common Stock (collectively, the “April 2023 Securities”), pursuant to a securities purchase agreement (substantially in the form of the Securities Purchase Agreement incorporated by reference as Exhibit B hereto) (the “April 2023 Securities Purchase Agreement”), by and between Mr. Beard and the Issuer, dated as of April 20, 2023, for $1,000,000 (the “April 2023 Private Placement”). The Warrants purchased in the April 2023 Private Placement are exercisable six months after issuance. The source of funding for the purchase of the Securities in the April 2023 Securities Purchase Agreement were the personal funds of Mr. Beard. The foregoing description of the April 2023 Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the April 2023 Securities Purchase Agreement, which is incorporated by reference as Exhibit B hereto and is incorporated herein by reference.

Equity Awards

On September 3, 2021, Mr. Beard and Mr. Spence were each granted stock options to purchase 835,200 shares of restricted Class A Common Stock of the Issuer, which vests in 12 equal quarterly installments beginning on September 3, 2021, subject to continued service through each vesting date. The Company cancelled such options for each of Messrs. Beard and Spence on March 15, 2023 and April 20, 2023, respectively.

On March 15, 2023, pursuant to the Company’s Omnibus Incentive Plan, the Issuer awarded Mr. Beard 2,000,000 restricted stock units, one-half of which will vest in one year, and the other half will vest 18 months from the grant date, into Class A Common Stock.

Equity Issuances

On November 7, 2022, Mr. Beard agreed to separate his $600,000 annual salary to a cash salary of $58,500 per year and $541,500 in equity compensation. On January 25, 2023, Mr. Beard received 142,543 shares of Class A Common Stock representing the equity portion of his salary from November 7, 2022 through December 31, 2022. On April 20, 2023, Mr. Beard received 241,555 shares of Class A Common Stock representing the equity portion of his salary for the first quarter of 2023.

Page 5 of 8 Pages

CUSIP No. 86337R103
Consulting Agreement

On April 19, 2023, the Company and Mr. Spence entered into an Independent Consulting Agreement. Among other things, Mr. Spence received a one-time grant of 2,500,000 shares of Class A Common Stock as compensation for services pursuant to this agreement.

Dispositions

In addition, Mr. Spence disposed of shares of Class A Common Stock as set forth below:

Date	Number of Shares Sold	Total Price
April 26, 2023	26,020	$26,618.46
April 27, 2023	170,528	$171,414.75
April 28, 2023	33,021	$32,182.27

Additionally, Mr. Spence has made arrangements with his broker for the sale of an additional 770,431 shares of Class A Common Stock.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented to include the following:

The response to Item 3 of this Amendment No. 1 is incorporated by reference herein. The Class A Common Stock described in this Amendment No. 1, including the April 2023 Securities acquired by Mr. Beard, were acquired for investment purposes.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented to include the following:

(a) and (b) The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Schedule 13D (including the footnotes thereto) is incorporated by reference herein.

(c)         The responses to Item 3 and Item 4 of this Schedule 13D are incorporated by reference herein. Except as disclosed herein, none of the Filing Parties have effected any transactions in Class A Common Stock or Class V Common Stock during the past 60 days.

(d)         The right to receive dividends from, and proceeds from the sale of, the shares of Class A Common Stock held of record and/or beneficially owned by Q Power is governed by its limited liability company agreement and limited liability regulations, as applicable, and such dividends or proceeds may be distributed with respect to such membership interests.

(e)         This Item 5(e) is not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented to include the following:

Page 6 of 8 Pages

CUSIP No. 86337R103
The responses to Item 3 and Item 4 of this Amendment No. 1 are incorporated by reference herein.

April 2023 Private Placement

On the closing date of the April 2023 Private Placement, the Issuer executed a Warrant Agreement, which is filed as Exhibit C hereto, with Mr. Beard as the holder. Each warrant has an initial exercise price of $1.10 per share (subject to adjustments).  Subject to certain ownership limitations, the warrants are exercisable six months after issuance.  The warrants will be exercisable for five and one-half years commencing upon the date of issuance.

Equity Awards

On March 15, 2023, pursuant to the Company’s Omnibus Incentive Plan, the Issuer awarded Mr. Beard 2,000,000 restricted stock units, one-half of which will vest in one year, and the other half will vest 18 months from the grant date, into Class A Common Stock. Upon a termination of employment with the Issuer for cause or a violation of certain restrictive covenants, including non-disclosure, non-solicit and non-compete covenants, all unvested RSUs will be terminated automatically, and all vested and unvested RSUs will be forfeited. Upon an involtuntary termination without cause or a resignation for good reason that is not in connection with a change in control, prior to a date that is 18 months from the grant date, the participant will be credited with an additional 12 months of accelerated vesting. Further, 100% of any unvested RSUs will vest (i) upon an an involuntary termination without cause or a resignation for good reason following a change in control to the extent the RSUs are continued by the acquiror in connection with the change in control and (ii) immediately prior to a change in control in the event the RSUs are not continued by the acquiror in connection with the change in control or in the event of the involuntary termination without cause or a resignation for good reason within sixty (60) days prior to or upon the change in control.

All descriptions of documents contained in this Amendment No. 1 are qualified in their entirety to the full text of such documents. Each of the exhibits to this Amendment No. 1 referred under Item 7 below is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit A	Joint Filing Agreement, dated May 8, 2023.

Exhibit B
Securities Purchase Agreement dated April 20, 2023, by and between Stronghold Digital Mining, Inc. and Armistice Capital Master Fund Ltd., together with a schedule identifying a substantially identical agreement between Stronghold Digital Mining, Inc. and Gregory A. Beard (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K (File No. 001-40931) filed on April 24, 2023).

Exhibit C	Common Stock Purchase Warrant issued to Gregory A. Beard, dated April 21, 2023.

Exhibit D	Consulting Agreement, dated April 19, 2023, by and between Stronghold Digital Mining, Inc. and William B. Spence.

Exhibit E	Form of Restricted Stock Unit Award Agreement.

Page 7 of 8 Pages

CUSIP No. 86337R103
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 8, 2023

Q POWER LLC

	By:	/s/ Matthew Usdin, Attorney-in-Fact
	Name:	Gregory A. Beard
	Title:	Managing Member

	By:	/s/ Matthew Usdin, Attorney-in-Fact
	Name:	William B. Spence
	Title:	Managing Member

Gregory A. Beard

	By:	/s/ Matthew Usdin, Attorney-in-Fact

William B. Spence

	By:	/s/ Matthew Usdin, Attorney-in-Fact

Page 8 of 8 Pages